SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
UNITED STATES
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Rule 12g-4 (a) (1) (i)
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
(Title of each class of securities covered by this Form)
(Titles of all other securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4 (a) (1) (ii)
Rule 12h-3 (b) (1) (i)
Rule 12g-4 (a) (2) (ii)
Rule 12g-4 (a) (2) (i)
Rule 12h-3 (b) (1) (ii)
Rule 12h-3 (b) (2) (i)
Rule 12h-3 (b) (2) (ii)
Rule 15d-6
Approximate number of holders of record as of the certification or notice date: 96

Commission File Number:
333-136741-03
C-BASS 2007-CB1 Trust
C-BASS Mortgage Loan Asset-Backed Certificates, Series 2007-CB1
None
Date:
(Signature)
Christian T. Greco
Vice President
Christian T. Greco
/s/ :
1/29/2008
Bond Securitization, LLC
(Registrant)
c/o U.S. Bank National Association 60 Livingston Avenue, St. Paul, MN, 55107, 651-495-3847
Class:
Pursuant to the requirements of the Securities Exchange Act of 1934, Bond Securitization, LLC has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
C-BASS 2007-CB1 Trust C-BASS Mortgage Loan Asset-Backed Certificates, Series 2007-CB1
(Exact name of registrant as specified in its charter)
Bond Securitization, LLC
(Exact name of issuing entity as specified in its charter)

X
AF-1A AF-1B AF-2 AF-3
AF-4 AF-5 AF-6 M-1
M-2 M-3 M-4 M-5
M-6 M-7